SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 1

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

CAVICO CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

14964V-20-5
(CUSIP Number)

December 31, 2010
 (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Next View Capital L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 326,592
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 326,592
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,592
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.14% (1)
12.	TYPE OF REPORTING PERSON: PN

(1)
The ownership percentage of the Reporting Person is based upon 4,010,295 shares of Common Stock issued and outstanding as of November 19, 2010, as filed in the Company’s Schedule 14A on December 2, 2010.

Item 1(a).	Name of Issuer.
Cavico Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
17011 Beach Blvd., Suite 1230, Huntington Beach, CA 92647
Item 2(a).	Names of Person Filing.
Next View Capital L.P. (the “Reporting Person” or “Next View Capital”)

Item 2(b).	Addresses of Principal Business Office, or if none, Residence.
180 Crestview Drive Deerfield, IL 60015
Item 2(c).	Citizenship.
Next View Capital is a Delaware limited partnership
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
14964V-20-5
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As of the date hereof, Next View Capital beneficially owns 326,592 shares of Common Stock representing approximately 8.14% of the total number of issued and outstanding shares of Common Stock.

Next View Capital Partners LLC (“Next View Partners”) is the sole manager of Next View Capital, and, by virtue of such relationship, may be deemed to have voting and dispositive power over the shares owned by Next View Capital which may otherwise be deemed to be beneficially owned by Next View Capital. Next View Partners disclaims beneficial ownership of such shares.

Currently, Stewart Flink is the sole manager of Next View Partners, and, as such, may be deemed to have voting or dispositive power of the investments beneficially owned by Next View Capital, including the Common Stock.  As a result, Mr. Flink may also be deemed to beneficially own the below-described shares of Common Stock held by Next View Capital and beneficially owned by Next View Partners. Mr. Flink disclaims beneficial ownership of such shares of Common Stock and has no legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by the Reporting Person: 326,592 shares of Common Stock of the Issuer.
(b)
Percent of Class: The Reporting Person beneficially owns 8.14% of the Issuer’s issued and outstanding Common Stock (based upon 4,010,295 shares of Common Stock issued and outstanding as of November 19, 2010, as filed in the Company’s Schedule 14A on December 2, 2010.

(c)	Number of shares as to which the Reporting Person has:
(i)	Sole power to direct the vote: 326,592.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 326,592.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2011

NEXT VIEW CAPITAL L.P. By: Next View Partners LLC, its sole manager

By:	/s/ Stewart Flink
Name: Stewart Flink
Title: Manager